Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

March 16, 2021

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on March 16, 2021.

ITEM 4.	Summary of Material Change

On March 16, 2021, Almaden announced that it had entered into definitive agreements with institutional investors for the purchase and sale of 15,846,154 common shares and warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per common share for aggregate gross proceeds of US$10.3 million in a registered direct offering. The warrants are immediately exercisable, have an exercise price of US$0.80 per common share and will expire three years from the date of issuance. The closing of the offering occurred on March 18, 2021.

ITEM 5.	Full Description of Material Change

On March 16, 2021, Almaden announced that it had entered into definitive agreements with institutional investors for the purchase and sale of 15,846,154 common shares and warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per common share for aggregate gross proceeds of US$10.3 million in a registered direct offering. The warrants are immediately exercisable, have an exercise price of US$0.80 per common share and will expire three years from the date of issuance. The closing of the offering occurred on March 18, 2021.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

The Company intends to use the majority of the net proceeds of the offering for preparation and submission of applications for permits required to commence construction of the Ixtaca project, additional engineering work, exploration activities, legal and consulting costs, and for general working capital purposes.

For the purposes of TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, VP Corporate Development

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

March 18, 2021

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things: the use of the net proceeds from the offering.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of Almaden’s financial position, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forwardlooking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this material change report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.